U.S. Bancorp Fund Services LLC

615 East Michigan Street

Milwaukee, WI 53202

November 14, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Direxion Funds
File Nos.: 333-28697 and 811-08243

Dear Sir or Madam:

On behalf of Direxion Funds (the “Trust”), filed herewith is Post-Effective Amendment No. 142 to the Trust’s Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933, as amended (also filed as Amendment No. 143 to the Registration Statement under the Investment Company Act of 1940, as amended). Post-Effective Amendment No. 142 is being filed for the purpose of registering the Direxion Indexed Convertible Strategy Fund and the Direxion Indexed Convertible Strategy Bear Fund (the “Funds”). The Funds will issue Investor Class shares.

Pursuant to Rule 485(a)(2), the Trust normally anticipates that this filing would be effective 75 days after filing or as soon as possible thereafter. At or before that time, the Trust will file another Post-Effective Amendment to its Registration Statement under Rule 485(b) of the 1933 Act to be effective not earlier than the effective date of this Registration Statement. The purpose of that filing will be to update any missing information and/or file updated exhibits to the Registration Statement.

If you have any questions concerning the foregoing, please contact Adam Henkel of U.S. Bancorp Fund Services, LLC at (312) 325-2037 or Eric S. Purple of K&L Gates LLP at (202) 778-9220.

Sincerely,

/s/Adam R. Henkel

Adam R. Henkel, Esq.

For U.S. Bancorp Fund Services, LLC